

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Lewis Bender
Chief Executive Officer
Intensity Therapeutics, Inc.
61 Wilton Road, 3rd Floor
Westport, CT 06880

> **Re: Intensity Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2021**
> **File No. 333-260565**

Dear Mr. Bender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 28, 2021

Our Pipeline, page 52

1. We note your response to prior comment 12. We note that you do not identify a specific target or indication or provide any other disclosure in the registration statement regarding your INT33X product candidate. Given the status of development and limited disclosure regarding the discovery program, it does not appear appropriate to highlight this program in your pipeline table. If this program is material to your business to warrant inclusion in your pipeline table, please expand your disclosure in your Business section to provide a more fulsome discussion of this program, including a description of preclinical studies or other development activities conducted. Alternatively, please remove this program from the pipeline table or advise.

Clinical Collaborations, page 63

2.   We note your response to prior comment 17 relating to your collaboration agreements with Merck and Bristol-Myers Squibb (BMS). Please expand your disclosure of the material terms of the collaboration agreements, such as the duration of the agreements, termination provisions, aggregate potential milestone payments, royalty rates, royalty term and the aggregate amounts paid or received to date (including the payment of any upfront or execution fees), as applicable.

Exhibits

3.   We note your headers to Exhibits 10.7 and 10.8 state that you have excluded certain information because it is both not material and the type of information that the registrant treats as private or confidential. Please revise the footnotes to the exhibit index to disclose that certain information in Exhibits 10.7 and 10.8 have been omitted in reliance upon Item 601(b)(10)(iv) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Woodard, Esq.